Red White & Bloom Completes All Cash Payments for the Platinum Vape Acquisition

-RWB’s Platinum Vape records record week of product sales to kick off 2021

-Platinum branded product sales exceeded US $2,800,000 for the one-week period ending January 10th, 2021 powered by increased sales in all active states

-As sales organically accelerate at Platinum Vape, the Company will enter Arizona in Q1 2021 as previously announced, and expects to enter other RWB core States throughout 2021

TORONTO, Ontario January 13, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB) (OTC: RWBYF) (“RWB” or the “Company”) announces that it has made its final cash payment of US$13 million to the sellers in relation to its purchase last year of Platinum Vape (“PV”). Full details of the PV acquisition can be found in the September 14, 2020 press release.

PV continues to see growth in sales of PV branded products. In the first full week of 2021, PV branded products had a record US$2.8 million in sales. The Company continues to work towards its launch of PV in Arizona and is looking at other states for potential expansion.

Brad Rogers, CEO of RWB stated, “I’m very proud of our team at PV who continue to exponentially outperform the market and add accretive value to RWB”, adding, “I am happy to have this milestone completed and pleased to see the excitement the entire RWB team brings in to work every day and their drive to replicate this growth across the organization”.

In addition, the Company reports today that it has issued a US$11,550,000 principal amount debenture (the “Debenture”) to an arm’s-length investor by way of a private placement (the “Private Placement”) netting the company approximately $11 million after fees and expenses. The Debenture is not convertible, unsecured and bears interest at the rate of 1% per month. The principal amount of the Debenture and accrued interest is payable on the date that is the earlier of: (i) the date of completion by the Company of a minimum financing of US$20,000,000 and (ii) 120 days from the date of issuance of the Debenture, all as more particularly as set forth in the debenture certificate (the “Maturity Date”). The Company continues to work on its previously announced US$60m financing, see the December 17, 2020 press release, additional details shall be provided on progress in due course.

The Company intends to use the proceeds from the Private Placement for working capital purposes, including making the final payment under the PV acquisition agreement. All securities issued in connection with the Private Placement will be subject to a four-month hold period under securities laws.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the implementation of the Company’s business plan including the completion of the Platinum Vape acquisition, the PharmaCo acquisition and the Private Placement.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.